
ITEM 1 - ORGANIZATION CHART

NAME OF                             ENERGY OR                                         PERCENTAGE OF
REPORTING                           GAS RELATED       DATE OF         STATE OF        VOTING           NATURE OF
COMPANY                             COMPANY           ORGANIZATION    ORGANIZATION    SECURITIES HELD  BUSINESS
EUA Compression Services Inc.(New)  Energy Related    5/23/97         Massachusetts   100             electro-
                                                                                                      technologies



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
($ in 000's)


COMPANY         TYPE OF     PRINCIPAL                         PERSON TO        COLLATERAL    CONSIDERATION
ISSUING         SECURITY    AMOUNT OF   ISSUE OR   COST OF    WHOM SECURITY    GIVEN WITH    RECEIVED FOR
SECURITY        ISSUED      SECURITY    RENEWAL    CAPITAL    WAS ISSUED       SECURITY      EACH SECURITY
None.


                                                         AMOUNT OF
COMPANY                            COMPANY               CAPITAL
CONTRIBUTING                       RECEIVING             CONTRIBUTION
CAPITAL                            CAPITAL                 (000's)

EUA Energy Investment Corporation  EUA Compression       225
                                   Services, Inc.


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies.


REPORTING     ASSOCIATE
COMPANY       COMPANY      TYPES OF    DIRECT    INDIRECT             TOTAL
RENDERING     RECEIVING    SERVICES    COSTS     COSTS      COST OF   AMOUNT
SERVICES      SERVICES     RENDERED    CHARGED   CHARGED    CAPITAL   BILLED

None.

Part II - Transactions performed by associate companies on behalf of reporting companies.

REPORTING     ASSOCIATE
COMPANY       COMPANY       TYPE OF    DIRECT    INDIRECT               TOTAL
RENDERING     RECEIVING     SERVICES   COSTS     COSTS       COST OF    AMOUNT
SERVICES      SERVICES      RENDERED   CHARGED   CHARGED     CAPITAL    BILLED

None.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
($ IN 000'S)


INVESTMENTS IN ENERGY-RELATED COMPANIES:

TOTAL CONSOLIDATED CAPITALIZATION AS OF 6/30/97      786,011     (line 1)
TOTAL CAPITALIZATION AS MULTIPLIED BY 15%            117,902     (line 2)
(line 1 multiplied by 0.15)

GREATER OF $50 MILLION OR line 2                         117,902 (line 3)

TOTAL CURRENT AGGREGATE INVESTMENT:
EUA Compression Services Inc. (Electrotechnologies)          225

TOTAL CURRENT AGGREGATE INVESTMENT                           225 (line 4)

DIFFERENCE BETWEEN THE GREATER OF $50 MILLION
OR 15% OF CAPITALIZATION AND THE TOTAL
AGGREGATE INVESTMENT OF THE REGISTERED
HOLDING COMPANY SYSTEM (line 3 less line 4)              117,677 (line 5)

ITEM 5 -  OTHER INVESTMENTS

MAJOR LINE OF       OTHER INV.       OTHER INV        REASON FOR
ENERGY-RELATED      IN LAST          IN THIS          DIFFERENCE IN
BUSINESS            U-9C-3 REPORT    U-9C-3 REPORT    OTHER INV.

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

EUA Compression Services, Inc.
Balance Sheet
(In thousands)
June 30, 1997
(unaudited)

             ASSETS

Non-Utility Property:
 Inv. in Subsidiary Cos.    $225

Total Assets                $225

             LIABILITIES

Current Liabilities
 Notes Payable              $225

Total Liabilities           $225



EUA Compression Services, Inc.
Income Statement
(In thousands)
For the quarter and year-to-date periods ended June 30, 1997
(unaudited)

** No activity **


B. Exhibits

1. Certificate of Notification

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

---------------------------------------------
             In the Matter of               :
                                            :
EASTERN UTILITIES ASSOCIATES (EUA)          :
                                            :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to
                                            :       Form U-9C-3
                                            :
                                            :
(Public Utility Holding Company Act of 1935):
---------------------------------------------
     In accordance with the terms and conditions of Rule 58 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated February 14, 1997 Release No. 35-26667 (the "Order"), the undersigned hereby encloses herewith for filing pursuant to the above-referenced Order for the period ended June 30, 1997. A copy of this filing has been sent to:

            Massachusetts Public Utilities Commission
            100 Cambridge Street
            Boston, MA  02202

            and

            Rhode Island Public Utilities Commission
            100 Orange Street
            Providence, RI  02903

                                     Very truly yours,


                                     EASTERN UTILITIES ASSOCIATES

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer



Date:  August 29, 1997